UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): August 18, 2020 (July 27, 2020)

REMEMBRANCE GROUP, INC.
(Exact name of issuer as specified in its charter)

Delaware	46-3135405
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

365 5th Ave South, Suite 201, Naples, FL 34102
(Full mailing address of principal executive offices)

(239) 666-3440
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Series B Preferred Stock and Common Stock into which the Series B Preferred Stock may be converted

ITEM 7.	RESIGNATION OF CERTAIN OFFICERS

On July 27, 2020, Michael Ryan, the Treasurer and principal financial officer of Remembrance Group, Inc. (the “Company”), submitted a letter of resignation to the Company resigning from his position as Treasurer of the Company, effective August 31, 2020. Mr. Ryan’s departure is not the result of any disagreements concerning any matter relating to the Company’s business, finances or reporting.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 17, 2020	REMEMBRANCE GROUP, INC.

/s/ Dennis L. Smith
Name: Dennis L. Smith
Title: Chief Executive Officer

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